Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

May 2, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Seven Seas Cruises S. DE R.L.

Amendment No. 4 to

Registration Statement on Form S-4 (File No. 333-178244)

(the “Registration Statement”)

Ladies and Gentlemen:

On behalf of Seven Seas Cruises S. DE R.L., a Panamanian sociedad de responsabilidad limitada (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 4 to the Registration Statement on Form S-4 (“Amendment No. 4”) of the Company, together with Exhibits, marked to indicate changes from Amendment No. 3 to the Registration Statement originally filed on November 30, 2011, as filed with the Securities and Exchange Commission (the “Commission”) on April 20, 2012.

Amendment No. 4 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Max A. Webb, dated April 25, 2012 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter.

The Company has asked us to convey the following as its response to the Staff:

General

1.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the Act”), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

•	Describe how and when a company may lose emerging growth company status;

•

A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	Your election under Section 107(b) of the Act:

•

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

•

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

Response to Comment 1

The Company has revised the prospectus to address the Staff’s comment. See the cover page and pages ii, 44 and 59 of the prospectus included in Amendment No. 4.

If you have any questions concerning the above response, please do not hesitate to contact either the undersigned at (212) 373-3458 or Akiko Okuma at (212) 373-3643.

Very truly yours,

/s/ Gregory A. Ezring
Gregory A. Ezring

cc:	Jason Montague
Seven Seas Cruises S. DE R.L.

2